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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(9)
OF THE SECURITIES EXCHANGE ACT OF 1934

BIG SKY TRANSPORTATION CO.

(Name of Subject Company)

BIG SKY TRANSPORTATION CO.

(Name of Person Filing Statement)

1996 Series Common Stock, no par value

(Title of Class of Securities)

089539 20 9

(Cusip Number of Class of Securities)

Kim B. Champney
1601 Aviation Pl.
Billing Logan International Airport
Billings, MT 59105
(406) 247-3910

(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Joel E. Guthals, Esq.
Wright Tolliver Guthals P.C.
P.O. Box 1977
Billings, MT 59103-1977

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.

  (a)
  Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is Big Sky Transportation Co., a Montana corporation (the "Company"). The Company's principal executive offices are located at 1601 Aviation Pl., Billing Logan International Airport, Billings, MT 59105, and its telephone number is (406) 247-3910.

  (b)
  Securities.

        The title of the class of the equity securities to which this Schedule 14D-9 relates is 1996 Series Common Stock of the Company (the "Common Stock") with no par value. As of October 28, 2002, there were 1,249,482 shares of Common Stock outstanding.

ITEM 2. Identity and Background of Filing Person.

  (a)
  Name and Address.

        The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

  (d)
  Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Ranger Acquisition Corp., a Montana corporation ("Purchaser") and a wholly owned subsidiary of Mesaba Holdings, Inc., a Minnesota corporation ("Parent"), to purchase all of the outstanding shares of Common Stock for $2.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on the Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), which was filed by Purchaser and Parent with the Securities and Exchange Commission on October 29, 2002. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1) and (a)(2) hereto, respectively, and each is incorporated herein by reference.

        The Offer to Purchase is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement") among Parent, Purchaser and the Company, dated September 26, 2002. The Merger Agreement provides, among other things, that following the consummation of the Offer, Purchaser and Parent shall, assuming the minimum condition of two-thirds of the Company's Common Stock is duly tendered in the Offer, take all actions necessary to complete a merger under Montana law pursuant to which the Company will become a new subsidiary of Parent.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

  (d)
  Conflicts of Interest.

  Past contacts

        The description of past contacts as set forth in the Offer to Purchase under the caption, "Background of the Offer; Contacts with the Company" is incorporated herein by reference.

  Fees or commissions to brokers, dealers or other persons

        The fees and/or commissions to brokers, dealers or other persons are set forth in Item 5(a) below.

  Transaction agreements

        The information contained in the Merger Agreement, which has been filed as Exhibit (d)(1) to the Schedule TO, the summary of the Merger Agreement and related matters as set forth in the "Summary Term Sheet" contained in the Schedule TO, and the terms and conditions of the Offer contained in the Schedule TO are incorporated herein by reference.

  Certain employment, retention and benefits arrangements and affiliate transactions

        Under the terms of Merger Agreement, Parent has committed Purchaser to continue the executive employment agreements of the Company's President and CEO, Kim B. Champney, and the Company's Executive Vice President and COO, Craig Denney, in accordance with their terms and conditions. Mr. Champney and Mr. Denney have agreed to continue their executive employment agreements with the Company after the Merger. Section 5.14 of the Merger Agreement, which has been filed as Exhibit (d)(1) to the Schedule TO, is incorporated herein by reference.

        The Company has an executive employment agreement with Mr. Champney that provides for a base compensation of $9,600 per month, increasing to $10,500 per month on July 1, 2003, and for certain incentive stock options and cash bonuses based upon performance and objectives, as awarded by the Company's Board. Mr. Champney's agreement expires on June 30, 2004. The Company has an executive employment agreement with Mr. Denney that provides for a base compensation of $7,500 per month, increasing to $8,000 per month on July 1, 2003, and for certain incentive stock options and cash bonuses based upon performance and objectives, as awarded by the Company's Board. Mr. Denney's agreement expires on June 30, 2004. Both executive employment agreements contain provisions for severance benefits in the event of early termination. Mr. Champney's employment agreement provides for severance pay of up to 12 months salary for early termination with the specific amount dependent upon the nature of the early termination. Mr. Denney's employment agreement provides for severance pay of up to 6 months salary for early termination with the specific amount dependent upon the nature of the early termination.

        Under the terms of the Merger Agreement, the Company may retain up to two of the incumbent directors who were serving as directors as of the date of the Merger Agreement. The Company may appoint any of the Company's directors who resign pursuant to Section 5.10(a) of the Merger Agreement to serve on an advisory committee to the Company's Board. Following the Effective Time, the Company shall compensate its directors and advisory committee members in a manner consistent with the compensation of directors and advisory committee members of Parent's other subsidiaries. The provisions of Section 5.10(a) of the Merger Agreement which has been filed as Exhibit (d)(1) to the Schedule TO, are incorporated herein by reference.

        Except as described above there are no employment retention and benefit arrangements and affiliate transactions between the Company, its executive officers, directors or affiliates and the Parent, Purchaser or their respective officers, directors or affiliates.

  Officer and director stock options and value resulting from transaction

        All of the Company's outstanding stock options are held by either present or former executive officers and directors. These stock options are either fully vested or become fully vested as a result of the Offer. The table below summarizes options to purchase shares, which have been issued to existing Board members and executive officers under the Company's stock option plans that were outstanding and exercisable, but not exercised as of October 28, 2002, and the value of the options resulting from the transaction.

Name of Officer/Director & Option Plan	Grant Date	Stock Options Outstanding (shares)		Options Exercise Price	Options Values($)
Craig Denney
1996 Team Inc.	3/98	20,000	*	$1.09375	30,125
1999 LTISOP	10/00	10,000	**	$1.125	14,750
1999 LTISOP.	7/01	10,000	**	$1.12	14,800
Stephen D. Huntington
1995 DSOP	2/98	2,000	*	$1.375	2,425
1995 DSOP	2/99	2,000	*	$1.9375	1,325
1995 DSOP	2/00	2,000	*	$0.9375	3,325
1995 DSOP	2/01	2,000	*	$1.1875	2,825
1995 DSOP	3/02	2,000	*	$1.00	3,200
Jack K. Daniels
1995 DSOP	2/98	2,000	*	$1.375	2,425
1995 DSOP	2/99	2,000	*	$1.9375	1,325
1995 DSOP	2/01	2,000	*	$1.1875	2,825
1995 DSOP	3/02	2,000	*	$1.00	3,200
Jon Marchi
1995 DSOP	2/99	2,000	*	$1.9375	1,325
1995 DSOP	2/00	2,000	*	$0.9375	3,325
1995 DSOP	2/01	2,000	*	$1.1875	2,825
1995 DSOP	3/02	2,000	*	$1.00	3,200
Barbara Nemecek
1995 DSOP	2/01	1,667	*	$1.1875	2,355
1995 DSOP	3/02	2,000	*	$1.00	3,200
Edward J. Wetherbee
1995 DSOP	2/01	667	*	$1.1875	942
1995 DSOP	3/02	2,000	*	$1.00	3,200
Ken L. Thuerbach
1995 DSOP	2/01	667	*	$1.1875	942
1995 DSOP	3/02	2,000	*	$1.00	3,200
Kim Champney
1996 QSOP	3/99	20,000	*	$1.1875	28,250
1999 LTISOP	10/00	30,000	**	$1.125	44,250
1999 LTISOP	7/01	30,000	**	$1.12	44,400

*
Fully vested

**
Vested in the event of Change of Control

        QSOP = Qualified Stock Option Plan, DSOP = Director Stock Option Plan, Team Inc = Team Incentive Plan, LTISOP = Long Term Incentive Stock Option Plan.

  Officer and director stock ownership and value resulting from transaction

        The Company's executive officers and directors have purchased shares of the Company either in open market transactions or by the exercise of stock options over a period of several years prior to the transaction. To the Company's knowledge no executive officer or director has purchased any shares of the Company in contemplation of or in connection with the transaction. The table set forth below describes the number of Company shares held by each executive officer and director and the value of such shares based upon the Offer Price of $2.60 per share, which would be realized by the executive officers and directors as a result of the transaction. The net value to be realized by each executive officer and director will be less than the share value shown in this table because of the cost incurred by the executive officers and directors in purchasing their shares has not been deducted from the share values shown.

Officer or Director	Shares Held	Share Value
Craig Denney	21,420	$55,692
Stephen D. Huntington	5,600	14,560
Jack K. Daniels	18,620	48,412
Jon Marchi	49,467	128,614
Barbara H. Nemecek	5,000	13,000
Edward J. Wetherbee	5,667	14,734
Kim B. Champney	5,300	13,780
Ken L. Thuerbach	0	0

Total	108,407	$281,858

  Long-term incentive plans

        The Company has a 1999 Long-Term Incentive and Stock Option Plan that provides for stock bonuses and stock options awarded at the discretion of the Company based upon performance of officers and employees. Consummation of the tender offer and the merger will not result in any awards under the 1999 Long-Term Incentive and Stock Option Plan.

  Bonuses, performance measures and calculation of awards

        Under the terms and conditions of the executive employment agreements between the Company and Mr. Champney and Mr. Denney, as described above, they may receive certain stock bonuses and stock options based upon the Company's financial performance. Consummation of the tender offer and the merger will not result in awards of any bonuses, stock or stock options to Mr. Champney or Mr. Denney.

  Service contracts

        The only service contracts that the Company has with any of its officers, directors or affiliates are the executive employment agreements between the Company and Mr. Champney and Mr. Denney as described above.

  Related party transactions

        Except as otherwise described herein, there are no transactions or loans outstanding between the Company, its executive officers, directors or affiliates. In March 1994, the Company leased land and a hangar and office facility from Jon Marchi, a director, executive officer and shareholder. On December 1, 1999, this lease was renewed and combined with another lease for a new general office building. The Company management has previously concluded that the terms of the leases were as favorable as those that could have been obtained from independent third parties. The lease extends for 15 years and contains a six-year option to extend and provides the Company four separate purchase options. Total payments under these leases were $80,453 in 2002 and $80,453 in 2001. These leases with Mr. Marchi will continue following consummation of the tender offer and the merger. Neither the Company nor its directors or affiliates have had any transaction with Parent or Purchaser with the exception of Merger Agreement.

  Executive and director compensation and other information

        The information set forth in the Proxy Statement filed by the Company with the SEC on January 18, 2002 is incorporated herein by reference.

  General

        Except as described in this Statement (including the Exhibits hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company or its executive officers, directors or affiliates or (2) the Parent, the Purchaser, or their respective executive officers, directors or affiliates.

ITEM 4. The Solicitation or Recommendation.

  (a)
  Solicitation or Recommendation.

        At a Board meeting held on September 26, 2002, the Company's Board of Directors unanimously approved the Merger Agreement, the Offer and the merger. The Company's Board has determined that the Offer and the merger are fair to and in the best interests of the Company and its shareholders and unanimously recommends that the shareholders of the Company accept the Offer and tender their shares.

  (b)
  Reasons

        The tender offer and subsequent merger of the Company and the Purchaser will provide excellent value to the Company's shareholders whose Common Stock will be purchased through the tender offer and merger for $2.60 per share, considerably higher than the historic market price for the Company's shares. The Company will be the surviving corporation and will continue its business of passenger air transportation service, with enhanced financial resources to improve the Company's viability. The most important benefits of the merger are:

        Future viability.    The Company has undertaken diligent efforts over the last three years to access capital markets to enhance the Company's financial position and strengthen its growth opportunities. However, the Company found that the capital markets were reluctant to participate in the funding of a small regional airline. Further, over the last five years, the Company has invested a significant amount of its working capital to fund its rapid expansion and to maintain quality service. The Company's financial resources have been challenged by the terrorist events of September 11, 2001, that affected the entire airline industry. As a result, the Company faces the need to secure a significant amount of capital in order to assure its continued viability. The Company is confident that the Parent's financial strength and commitment to the Company's future will provide the Company with the required capital to continue its growth and quality service.

        High standards of safety and of service to the Company's customers.    The Company has always prided itself on providing high standards of safety and service for the communities it serves and for the flying public. The merger will affiliate the Company with a Parent that shares the Company's commitment to providing continuing excellent safety and service to communities presently served, to its customers, as well as providing an opportunity for expanded services to the flying public.

        Significant synergies.    Parent's financial capabilities should provide the Company with substantial purchasing power so that the Company can reduce several cost elements that it could not otherwise achieve with its present financial resources. The Parent's knowledge of the industry coupled with the Company's existing affiliations with other airlines will allow the Company to pursue growth opportunities beyond the current size of the Company's existing fleet. The financial strength of Parent should provide an opportunity for the Company to compete for business with larger aircraft consistent with the current trend in the regional airline industry. Parent's financial strength should allow future funding for the Company's operations and growth without the cost and uncertainty of obtaining funds in the capital markets. The financial position of the Company after the merger is expected to provide a solid and stable base from which the Company will be able to execute its business plan and strategies.

        Commitment to Montana and rural service.    Parent has agreed to cause the Company to maintain its corporate offices in Billings, Montana, and to carry out the Company's business plan, to the extent commercially reasonable and consistent with Parent's business objective. The Company's Board believes that maintaining the Company's Montana presence, in terms of employment and economic activity, and continuing the Company's service to rural communities are important factors to the Company's shareholders.

Considerations of Company's Board of Directors

        At the meeting on September 26, 2002, the Company's Board of Directors concluded that the tender offer is in the best interests of the Company and its shareholders and unanimously passed a resolution to recommend that the Company's shareholders accept the tender offer.

        In arriving at its determination, the Company's Board consulted with the Company's management, the Company's major shareholders, its financial and legal advisors, and considered a number of factors, in addition to those discussed above, that supported its conclusion:

        Shareholder value and liquidity.    The Company's Board has been focused on finding a way to improve value for its shareholders by enhancing the price and liquidity of its Common Stock. In pursuit of that goal, it established a strategy six years ago that emphasized growth, both in terms of revenues and the Company's airline route system. The strategy was designed to accomplish the following objectives: improve profitability, develop interest in the Company's Common Stock or attract the interest of potential acquirers. The tender offer and merger are an excellent outcome in terms of that strategy.

        Excellent relative value of the offer.    The tender offer of $2.60 per share was more than five times the last traded price of the Company's Common Stock at the time the Merger Agreement was approved by the Company's Board. The offered price is well above the highest price that the Company's Common Stock has achieved on the Pacific Exchange during the past 15 years. Based upon the Board's knowledge of the airline industry, the offered price provides exceptional value for the Company's shareholders compared to current stock values for publicly traded airline companies.

        Commitment of major shareholders.    Several of the Company's largest shareholders committed to support the tender offer and the merger and to offer their shares at the price proposed: Derby West, LLC, Northern Rockies Venture Fund, Haskel V. Holeman, Terry D. Marshall, Brent Johnson and Jase O. Norsworthy. These shareholders own a combined 56.7% of the Company's outstanding Common Stock. In addition, all executive officers and directors of the Company, holding a combined total of 8.7% of the Company's outstanding Common Stock committed to support the tender offer and the merger.

        Fairness opinion.    The Company Board's conclusions are supported by the written opinion of D.A. Davidson & Co ("Davidson") delivered to the Board, that, as of October 10, 2002, the tender offer was fair from a financial point of view to the Company's shareholders. The Company's Board accepted that

Davidson's conclusion as to fairness was based on its experience, independent professional judgment, and the financial analyses it performed in conducting its fairness opinion. The Company's Board did not reach a conclusion as to the significance of any of the individual analyses contained in Davidson materials presented to the Company's Board on October 10, 2002.

        The full text of the written opinion of Davidson, dated October 10, 2002, which sets forth the assumptions made, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex A to this Schedule 14D-9. Davidson provided its opinion for the information and assistance of the Company's Board in connection with its consideration the transaction contemplated by the Merger Agreement. The Davidson opinion is not a recommendation as to whether or not any holder of shares of the Company's Common Stock should tender such shares in connection with the transaction. We urge you to read the opinion in its entirety.

        In view of the wide variety of factors considered in connection with its evaluation of the tender offer and merger, the Company's Board did not otherwise find it practicable to and did not quantify or otherwise attempt to assign relative weights to the special factors considered in reaching its determination.

  (c)
  Intent to Tender.

        After reasonable inquiry and to the best knowledge of the Company, the Company's executive officers, directors and greater than 5% shareholders have agreed to validly tender and not withdraw all of the shares that are held of record or beneficially owned by them in the Offer. Such shareholders have also agreed not to dispose of or encumber their shares, or in the case of certain shares, to release them from existing pledges, and not to solicit or negotiate any acquisition proposals with respect to the Company. In addition, certain other shareholders of the Company have entered into the Shareholder Agreement. A total of 847,216 shares of Common Stock are subject to shareholder agreement, representing approximately 60.1% of the outstanding shares on a fully diluted basis.

ITEM 5. Person/Assets, Retained, Employed, Compensated or Used.

  (a)
  Solicitations or Recommendations.

        Pursuant to a letter agreement dated September 27, 2002, the Company engaged Davidson to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement, the Company has agreed to pay Davidson a transaction fee of $70,000 of which $10,000 was payable upon signing of the agreement and the remainder is due upon the completion of the contemplated transaction. The Company has agreed to reimburse Davidson for its reasonable out-of-pocket expenses, including attorney's fees, provided that reimbursement for expenses in excess of $2,000 (in the aggregate) shall require prior approval of the Company.

        Davidson and the Company have entered into a separate agreement, dated September 27, 2002, providing for the indemnification of Davidson by the Company in connection with the engagement.

        Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent and Continental Stock Transfer & Trust Co. to act as the Depositary in connection with the Offer. The Information Agent may contact shareholders by mail, telephone, e-mail, facsimile and personal interview and may request brokers, dealers and other nominee shareholders to forward the Offer materials to beneficial owners. The Information Agent and the Depositary will receive reasonable and customary compensation for their services relating to the Offer and will be reimbursed for certain out-of-pocket expenses, including the fees and expenses of legal counsel. Purchaser and Parent have also agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

        Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

        Except as disclosed herein, neither the Company nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to shareholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. Interests in Securities of the Subject Company.

  (b)
  Securities Transactions.

        No transaction in shares of the Company's Common Stock has been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. Purposes of the Transaction and Plans or Proposals

  (d)
  Subject Company Negotiations.

        In connection with the proposed Offer and merger, the Company and Parent engaged in the negotiations discussed in the Offer to Purchase under the caption "Background of the Offer; Contacts with the Company." Except as described in the Offer to Purchase under the caption "Background of the Offer; Contacts with the Company," no negotiations are being undertaken or underway by the Company in response to the Offer which relate to, or would result in: (1) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8. Additional Information.

  (b)
  Other Material Information.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9. Exhibits.

(a)(1)	Offer to Purchase, dated October 29, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Purchaser and Parent filed on October 29, 2002).
(a)(2)	Letter of Transmittal (incorporated hereby by reference to Exhibit (a)(2) to the Schedule TO of Purchaser and Parent filed on October 29, 2002).
(a)(3)	Opinion of Davidson, dated October 10, 2002 (included as Annex A hereto).
(e)(1)	Agreement and Plan of Merger among Parent, Purchaser and the Company dated September 26, 2002 (incorporated by reference to Exhibit 2 to the Report on Form 8-K of Parent filed on September 27, 2002).
(e)(2)	Letter Agreement with Davidson dated September 27, 2002.
(e)(3)	Letter Agreement with Davidson concerning indemnification of Davidson by the Company dated September 27, 2002.
(e)(4)
Form of Shareholder Agreement, dated September 26, 2002, by and between Parent and each shareholder who beneficially owns more than 5% of the Company's outstanding Common Stock and each executive officer and director of the Company (incorporated by reference to Exhibit 2 to the Report on Form 8-K of Parent filed on September 27, 2002).
(e)(5)	Non-Disclosure Agreement, dated July 26, 2002, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser and Parent filed on October 29, 2002).
(e)(6)	Proxy Statement filed by the Company with the SEC on January 18, 2002.
(g)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ KIM B. CHAMPNEY
(Signature)
Kim B. Champney President and Chief Executive Officer (Name and title)
October 29, 2002 (Date)

October 10, 2002

Board of Directors
Big Sky Transportation Co.
1601 Aviation Place
Billings, MT 59105

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Big Sky Transportation Co. (the "Company"), no par value (the "Company Common Stock"), of the Merger Consideration (as defined below) to be received by such holders pursuant to an Agreement and Plan of Merger (the "Merger Agreement") entered into on September 26, 2002 by and between the Company and Mesaba Holdings, Inc. and Ranger Acquisition Corp. Ranger Acquisition Corp. is a Montana Corporation, and a wholly owned subsidiary of Mesaba Holdings, Inc., established to facilitate the transaction described below. Mesaba Holdings, Inc. and Ranger Acquisition Corp. will hereinafter be referred to as "Mesaba". As more fully described in the Merger Agreement, as soon as certain conditions are met, Mesaba will begin a cash tender offer for a minimum of two-thirds of the Company Common Stock on a fully diluted basis. In the tender offer, Mesaba will offer to purchase for cash all outstanding shares of the Company Common Stock at a price of $2.60 per share (the "Merger Consideration"), net to the seller in cash. Mesaba will also make a cash payment to holders of options to purchase Company Common Stock. This consideration will equal the difference between $2.60 and the exercise price of the option. Upon attaining the tender of 80% of the Company Common Stock on a fully diluted basis and certain other conditions, Mesaba will merge the Company with and into Mesaba (the tender offer and subsequent merger collectively referred to the "Merger").

        In arriving at our opinion, we reviewed (i) the Merger Agreement dated September 26, 2002, and exhibits thereto; (ii) certain financial statements and other historical financial and business information about the Company made available to us from published sources and/or from the internal records of the Company; (iii) certain internal financial analyses and forecasts of the Company prepared by and/or reviewed with management of the Company regarding the Company's business, financial condition, results of operations and prospects; (iv) the publicly reported historical prices and trading activity for the Company's common stock, including a comparison of certain financial and stock market information for the Company with similar publicly available information for certain other companies the securities of which are publicly traded; (v) the financial terms of certain other similar transactions effected, to the extent publicly available; (vi) the current market environment generally and the specific industry environment in particular; (vii) the pro forma contributions of Mesaba and Big Sky in the Merger; and (viii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. In addition, we have had discussions with the management and other representatives and advisors of the Company concerning the business, financial condition, results of operations and prospects of the Company.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the

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properties or facilities of the Company. With respect to financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company, and, for purposes of this opinion, we have assumed that the results contemplated in the projections will be realized.

        We have also assumed in all respects material to our analysis that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Merger Agreement are not waived. In addition, we have assumed that in the course of obtaining necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse affect on the contemplated benefits of the Merger. We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us and economic, market, financial and other conditions as they exist and can be evaluated on the date of this letter.

        We will receive a fee for our services, including rendering this opinion, which is contingent upon the consummation of the Merger. We have in the past provided investment banking services to the Company unrelated to the Merger. In the ordinary course of business as a broker-dealer, we may actively trade or hold securities of the Company and Mesaba for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the proposed Merger Consideration is fair, from a financial point of view, to the shareholders of the Company.

        It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation of the Merger to the Company or its shareholders, nor does it constitute a recommendation to any shareholder as to how such shareholder should vote on any matter relating to the Merger. This letter is not to be quoted or referred to, in whole or in part, in any statement or document, nor shall this letter be used for any other purposes, without our prior written consent, which consent is hereby given to the inclusion of this letter in a proxy or other document filed with any regulatory body in connection with the Merger.

Very truly yours,

D.A. Davidson & Co.

/s/ Daren J. Shaw

Daren J. Shaw
Managing Director

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  ITEM 1. Subject Company Information.
  ITEM 2. Identity and Background of Filing Person.
  ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.
  ITEM 4. The Solicitation or Recommendation.
  ITEM 5. Person/Assets, Retained, Employed, Compensated or Used.
  ITEM 6. Interests in Securities of the Subject Company.
  ITEM 7. Purposes of the Transaction and Plans or Proposals
  ITEM 8. Additional Information.
  ITEM 9. Exhibits.
SIGNATURE